Exhibit 99.32

NTR METALS, LLC

AGREEMENT TO EXERCISE RIGHTS UNDER STOCK AGREEMENT

July 18, 2013

This Agreement to Exercise Rights under Stock Agreement (this “Agreement”) is made and entered into as of the date set forth above, by and among NTR Metals, LLC (the “Company”) and James J. Vierling (“Vierling”). Capitalized terms used but not defined herein have the meaning assigned to them in the Stock Agreement (as defined below).

RECITALS

WHEREAS, the undersigned entered into that certain Stock Agreement, dated as of September 9, 2011, as well as two amendments thereto dated as of October 31, 2012 and March 31, 2013, by and between the Company and Vierling (collectively, the “Stock Agreement”), pursuant to which the Company agreed, upon Vierling’s request prior to August 1, 2013, to transfer to Vierling 375,000 shares of Guarantee Stock in exchange for the assignment and transfer by Vierling to the Company of the 147,000 shares of Vierling Merger Stock; and

WHEREAS, pursuant to this Agreement Vierling and the Company are agreeing upon the terms of Vierling’s exercise of his right to request the Guarantee Stock under the Stock Agreement and the delivery of the Guarantee Stock by the Company.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENT

1. Stock Transfer. The Company and Vierling hereby agree that, in full satisfaction of the parties’ obligations under the Stock Agreement (a) the Company will deliver to Vierling 375,000 shares of common stock of DGSE, par value $0.01 per share (the “Common Stock”), and (b) Vierling (i) hereby assigns to the Company any and all of his right to shares of Common Stock held in escrow under the Escrow Agreement by and among DGSE, the Company and Compass Bank entered into in connection with the Merger Agreement (the “Escrow Agreement”) and (ii) will deliver 132,300 shares of Common Stock to the Company (representing the 147,000 shares of Vierling Merger Stock minus the ten percent held under the Escrow Agreement). The parties agree to deliver the Common Stock as required by this Section 1 within 10 business days of the date of this Agreement.

2. Authority. Each party hereto represents and warrants that it had and has all necessary authority and legal capacity to enter into the Stock Agreement and this Agreement.

3. Taxes. All taxes associated with the Stock Agreement and this Agreement with respect to the transfer of Common Stock to Vierling shall be borne by Vierling. Vierling acknowledges that (a) he has had the opportunity to consult with his own tax, legal and accounting advisors with respect to the Stock Agreement, this Agreement and the related transfers and assignment of Common Stock and (b) the Company has made no representations or warranties with respect to the tax, legal or accounting consequences of the Stock Agreement, this Agreement or the transfers and assignment of Common Stock to or by Vierling.

4. Choice of Law. This contract is to be construed according to the laws of the State of Texas.

5. Integration of Contract. The Stock Agreement as amended by this Agreement constitutes the full understanding of the parties, and no terms, conditions, understandings or agreements purporting to modify or vary the terms of this Agreement shall be binding unless hereafter made in writing and signed by the party to be bound.

6. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS HEREOF, the undersigned have executed this Agreement on the date first appearing above.

NTR METALS, LLC

By	/s John Loftus
Name: John Loftus
Title: President

/s/ James J. Vierling
James J. Vierling

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